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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:     Eric Envall

                     Sandra Hunter Berkheimer

                     Staff Attorneys

                     Office of Life Sciences

          Re:     Mission Produce, Inc.

                     Registration Statement on Form S-1/A

                     Filed September 22, 2020

                     CIK No. 0001802974

Ladies and Gentlemen:

As discussed with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone, our client, Mission Produce, Inc. (the “Company”) intends to file a final prospectus (the “Final Prospectus”) with respect to its Registration Statement on Form S-1 (including the preliminary prospectus contained therein) (the “Registration Statement”) to be dated as of September 30, 2020. The Company intends on September 28, 2020 to request the acceleration of the effectiveness (the “Effectiveness Request”) of the Registration Statement for September 30, 2020. In order to facilitate the Staff’s approval of the Effectiveness Request, please find below a summary of the primary changes to the disclosure from Amendment No. 2 to the Registration Statement, filed with the Commission on September 22, 2020 (the “Amendment”), in response to the Staff’s comment letter received on September 24, 2020.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Page numbers appearing in the headings and Staff comments below correspond to the relevant pages of the Amendment.

Registration Statement on Form S-1/A submitted on September 22, 2020

September 25, 2020

The Offering, page 11

1.

We note the share figures that you disclose in this section regarding the common stock offered by you and your selling stockholders, as well as the shares that will be outstanding after this offering. Please revise this section to indicate the percentage of shares that will be held by insiders and your affiliates, and the percentage of shares that will be held by public investors. Please also revise to include disclosure on the cover page that indicates the percentage of shares that will be held by public investors following the offering. In addition, please revise to indicate whether you will be considered a controlled company following the offering or if it is likely that you may become a controlled company in the near future. If so, please revise your filing to disclose the legal implications and risks of being a controlled company.

Response: In response to the Staff’s comment, the Company will revise page 12 of the Final Prospectus to include the following disclosure:

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock, collectively, will beneficially own approximately 46.4% of our outstanding common stock, public stockholders will collectively beneficially own approximately 13.5% of our outstanding common stock and the remainder will be beneficially owned by other existing non-affiliated stockholders.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

2.

We note your disclosure that you reincorporated in Delaware on September 21, 2020. We further note that you include several “form of” exhibits in your exhibit index, including a Form of Certificate of Incorporation and Form of Bylaws. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not intend to file further agreements prior to effectiveness since the changes will be immaterial in accordance with Item 601.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

                         Very truly yours,

                         /s/ Steven B. Stokdyk

September 25, 2020

                of LATHAM & WATKINS LLP

cc:	Stephen Barnard, Mission Produce, Inc.

Bryan Giles, Mission Produce, Inc.

Brent Epstein, Latham & Watkins LLP

Richard Truesdell, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP